UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On May 19, 2020, the Company issued a press release titled: “Medigus Announces Proposed Public Offering”. A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

On May 20, 2020, the Company issued a press release titled: “Medigus Ltd. Announces Pricing of $5 Million Public offering”. A copy of this press release is furnished herewith as Exhibit 99.2 and incorporated herein by reference.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-238162).

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Medigus Announces Proposed Public Offering”.
99.2	Press release titled: “Medigus Ltd. Announces Pricing of $5 Million Public Offering”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: May 20, 2020	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer